Exhibit 99.2

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

ASCENTAGE PHARMA GROUP INTERNATIONAL

亞盛醫藥集團

(Incorporated in the Cayman Islands with limited liability)

(Stock Code: 6855)

VOLUNTARY ANNOUNCEMENT

Ascentage Pharma Appoints Dr. Faiçal Miyara as Chief Business Officer and Jim Ziegler as Chief Commercial Officer

Ascentage Pharma Group International (the “Company” or “Ascentage Pharma”) is pleased to announce the appointment of Faiçal Miyara, PhD (“Dr. Miyara”), as Chief Business Officer (CBO), responsible for the Company’s global business development, and Jim Ziegler (“Mr. Ziegler”) as Chief Commercial Officer (CCO), responsible for the commercialization of the Company’s products in the United States and other countries outside of China. Together, the appointments create a US commercialization function with dedicated leadership under Mr. Ziegler and a strengthened global business development under Dr. Miyara. Both will report directly to Dr. Dajun Yang, Chairman and Chief Executive Officer of the Company.

Dr. Miyara has more than 20 years of experience in oncology-focused business development across leading global pharmaceutical and biotechnology companies. Prior to joining Ascentage Pharma, he served as CBO and member of the executive team at IO Biotech; prior to that, he served as Vice President, head of global partnering Oncology, Search and evaluation and Venture Capitals’ relationship at Ipsen. Dr. Miyara spent five years at Pfizer Inc., where he co-initiated the company’s New York-based Center for Therapeutic Innovation (CTI) and held senior R&D leadership roles, and five years at ImClone Systems and Eli Lilly and Company, where he contributed to the research, optimization, and clinical development of FDA-approved oncology biologics including Erbitux® (cetuximab) and Cyramza® (ramucirumab). He holds a PhD in Reproductive, Molecular, and Cellular Biology from Université Pierre et Marie Curie (Sorbonne University), France, and a Master’s/Engineering degree in medical biology from the Faculty of Medicine Joseph Fourier in Grenoble, France. Reflecting his strong commitment to scientific advancement, he has authored multiple book chapters, published extensively in peer-reviewed journals, and is a lead inventor on three patents.

Mr. Ziegler is an accomplished biopharmaceutical executive with more than 25 years of commercial and operational leadership. He has led global product P&Ls, built and scaled high-performing organizations, and brings extensive launch and commercialization experience spanning numerous specialty therapies throughout his career. His expertise spans commercialization strategy, market access, organizational development, and cross-functional execution across complex oncology, hematology, and other specialty markets. He brings deep commercial experience from established industry leaders, including Amgen and Gilead Sciences, and emerging biopharmaceutical companies, Lovance Biotherapeutics and Geron where he led their global commercial teams. Before entering the biopharmaceutical industry, Mr. Ziegler served as an Armor Officer in the U.S. Army. He earned a B.S. from the United States Military Academy at West Point and an M.B.A. from the University of Chicago.

By order of the Board Ascentage Pharma Group International Dr. Yang Dajun Chairman and Executive Director

Suzhou, People’s Republic of China, August 3, 2026

As at the date of this announcement, the Board comprises Dr. Yang Dajun as Chairman and executive Director, Dr. Wang Shaomeng and Dr. Lu Simon DazhongNote1 as non-executive Directors, and Mr. Ye Changqing, Mr. Ren Wei, Dr. David SidranskyNote2, Ms. Marina S. Bozilenko, Dr. Debra Yu and Dr. Marc E. Lippman, MD as independent non-executive Directors.

Notes:

1.	Dr. Lu Simon Dazhong satisfy the independence requirements of the U.S. Securities and Exchange Commission and Nasdaq corporate governance requirements.

2.	Dr. David Sidransky is the Lead Independent Non-Executive Director of the Company.